Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza +52 (81) 8888-4576 alfredo.garza@cemex.com	Analyst and Investor Relations Fabián Orta +52 (81) 8888-4139 fabian.orta@cemex.com

CEMEX CLOSES DIVESTMENT OF ITS BUÑOL WHITE CEMENT

PLANT AND PART OF ITS WHITE CEMENT BUSINESS

MONTERREY, MEXICO. JULY 9, 2021 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has successfully closed the previously announced sale of its white cement business, including its Buñol cement plant in Spain, to Çimsa Çimento Sanayi Ve Ticaret A.S., for a total consideration of approximately U.S.$155 million.

CEMEX will retain its white cement assets, business activities and investments in Mexico and the United States, as these are not part of the announced divestment.

Proceeds from this divestment will be used primarily to fund the company’s bolt-on investment growth strategy in its core businesses and geographies, as well as to reduce debt.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

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CEMEX assumes no obligation to update or correct the information contained in this press release. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results may vary materially from those described herein. CEMEX assumes no obligation, nor intends, to update or correct the information contained in this press release.

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